AgiiPlus Inc.

June 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	AgiiPlus Inc.
Amendment No. 8 to Registration Statement on Form F-1
Filed May 17, 2024
File No. 333-267461

Ladies and Gentlemen:

AgiiPlus Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 11, 2024 regarding Amendment No. 8 to Registration Statement on Form F-1 filed by AgiiPlus Inc. on May 17, 2024. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 9 to the Registration Statement on Form F-1 (“Amendment No. 9 to the Registration Statement”) is being filed by the Company to accompany this response letter.

Amendment No. 8 to Registration Statement on Form F-1 filed May 17, 2024

General

1. To the extent the audit working papers of your financial statements for any of the years included in the registration statement are located in China, please revise your cover page, prospectus summary, and risk factors disclosures, as appropriate, to so state. For example, we note that in your prior amendment you included cover page, prospectus summary, and risk factors disclosures regarding the location of the audit working papers of your financial statements for the year ended December 31, 2022. However, such disclosures have been removed from your current amendment. Additionally, we note that in your current amendment you include cover page, prospectus summary, and risk factors disclosures either suggesting or indicating that the audit working papers of your financial statements for the year ended December 31, 2023 are located in China. However, Audit Alliance, LLP does not appear to have a China-based office.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and pages 14 and 16 of Amendment No. 9 to the Registration Statement to clarify that the audit working papers of our financial statements for the year ended December 31, 2022 are located in China. The audit of our financial statements for the fiscal year ended December 31, 2022 were audited by our former auditor, MaloneBailey, LLP with the collaboration of its China-based offices. The audit working papers of our financial statements for the year ended December 31, 2023 are located in Singapore. We also respectfully advise the Staff that MaloneBailey, LLP was inspected by the PCAOB in 2023.

2. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

Response: We respectfully confirm that we will notify the Staff promptly of any changes to our disclosure regarding or requested by the CSRC.

Prospectus Summary

Risk Factors Relating to AgiiPlus' Ordinary Shares and this Offering, page 15

3. Please update the risk factors cross-reference in the third paragraph of page 16, as we are unable to located the referenced risk factor in the prospectus.

Response: In response to the Staff’s comment, we updated the risk factors cross reference in the third paragraph of page 16 of Amendment No. 9 to the Registration Statement.

Item 9. Undertakings, page II-4

4. Please revise to include the undertakings required by Item 512 of Regulation S-K, including those applicable to the offering of securities pursuant to Rule 415.

Response: In response to the Staff’s comment, we included undertakings required by Item 512 of Regulation S-K, including those applicable to the offering of securities pursuant to Rule 415.

3. Accounts Receivable and Contract Assets, Net, page F-26

5. We note that the provisions for the allowance for doubtful accounts was RMB 50.1 million and RMB 1.9 million for the fiscal years 2023 and 2022, respectively. Please tell us more about the factors that led to the significant increase in the provision recognized during fiscal year 2023. Please ensure that the Company’s MD&A disclosures fully address the facts and circumstances that drove the change and whether the disproportionate fluctuations and increase in trends are expected to recur. See Item 303(b)(2)(i) and (ii) of Regulation S-K. In addition, in order to fully understand the changes impacting your allowance for credit losses for the year, please reconcile the RMB130,102 allowance for credit loss amount disclosed in your consolidated statement of cash flows on page F-10 with your disclosure on page F-26 that only shows a movement of RMB 48,273 in your allowance for credit losses. To the extent there are other material amounts impacting your allowance, please ensure your disclosures fully explain all material differences impacting your results of operations including the reasons for such fluctuations.

Response: In response to the Staff’s comment, we revised our disclosure on pages 93, F-23, F-24 and F-27 of Amendment No. 9 to the Registration Statement.

Selling Shareholders' Plan of Distribution, page Alt-5

6. We note your disclosure on page Alt-5 that broker-dealers may agree with the Selling Shareholders to sell a specified number of your Class A ordinary shares at a stipulated price per share, and that the Selling Shareholders may use any method permitted pursuant to applicable law when selling your Class A ordinary shares. Please confirm your understanding that the retention by a Selling Shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment.

Response: We respectfully confirm that in the event that a Selling Shareholder retains an underwriter for selling the Company’s Class A ordinary shares, we will file a post-effective amendment disclosing such material change to the plan of distribution.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Jing Hu
Jing Hu
Chief Executive Officer and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC